SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30494; File No. 812-13844]

Corporate Capital Trust, Inc., <u>et al.</u>; Notice of Application

April 25, 2013

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under sections 57(a)(4) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by section 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit a business development company

("BDC") to co-invest with certain affiliated investment funds and accounts in portfolio companies.

<u>Applicants</u>: Corporate Capital Trust, Inc. (the "Company"); CNL Fund Advisors Company

("CFA"); KKR Asset Management LLC ("KAM" and together with CFA, the "Advisers"); KKR

Asset Management LTD., KKR CS Advisors I LLC, KKR FI Advisors LLC, KKR FI Advisors IV

LLC, KKR FI Advisors Cayman LTD., KKR Financial Advisors LLC, KKR Financial Advisors II

LLC, and KKR Mezzanine I Advisors LLC (collectively, with KAM, the "KAM Affiliated

Advisers"); Kohlberg Kravis Roberts & Co. L.P. ("KKR & Co."); KKR CS III Limited, KKR

Associates CS III L.P., KKR Mezzanine GP LLC, KKR Associates Mezzanine I L.P., KKR CS II

Limited, KKR Associates CS II L.P., KKR CS I Limited, and KKR Associates CS I L.P.

(collectively, with KKR & Co., the "KKR & Co. Affiliated Advisers" and, together with the KAM

Affiliated Advisers, the "KKR Affiliated Advisers"); KKR Capital Markets Holdings L.P., KKR

Capital Markets LLC, KKR Capital Markets Limited, KKR Capital Markets Asia Limited, KKR

Corporate Lending LLC, KKR Corporate Lending (Cayman) Limited, and KKR Corporate Lending

(UK) LLC (collectively, the "KCM Companies"); and KKR Debt Investors II (2006) Ireland LP,

KKR DI 2006 LP, 8 Capital Partners L.P., KKR Financial CLO 2005-1, LTD., KKR Financial CLO 2005-2, LTD., KKR Financial CLO 2006-1, LTD., KKR Financial CLO 2007-1, LTD., KKR Financial CLO 2007-A, LTD., KKR Financial CLO 2009-1, LTD., KKR Financial Holdings, Inc., KKR Financial Holdings, LTD., KKR Financial Holdings LLC ("KFN"), KKR Financial Holdings II, LLC, KKR Financial Holdings III, LLC, KKR Financial Holdings IV, LLC, KKR Corporate Credit Partners L.P., KKR Mezzanine Partners I L.P., KKR Mezzanine Partners I Side-By-Side L.P., KKR TRS Holdings, LTD., KKR-Keats Capital Partners L.P., KKR-Milton Capital Partners L.P., and KKR-Milton Co-Investments L.P. (collectively, and together with the Existing KKR Proprietary Accounts (defined below), the "Existing Affiliated Investors").

Filing Dates: The application was filed on November 15, 2010, and amended on May 13, 2011, October 21, 2011, April 6, 2012, July 17, 2012, November 16, 2012, and March 28, 2013. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 20, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: the Company and CFA, 450 S. Orange Avenue, Orlando, FL; KAM, the

KAM Affiliated Advisers, KKR & Co., the KKR & Co. Affiliated Advisers, the KCM Companies, and the Existing Affiliated Investors, 555 California Street, 50th Floor, San Francisco, CA 94104.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879 or David P. Bartels, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is a closed-end management investment company that has elected to be regulated as a BDC under the Act.[1] The Company's investment objective is to provide shareholders with current income and, to a lesser extent, long-term capital appreciation. The Company has a five-member board of directors (the "Board"), of which three members are not "interested persons" of the Company as defined in section 2(a)(19) of the Act ("Independent Directors").

2.   CFA, a subsidiary of CNL Financial Group, LLC, is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and serves as the Company's investment adviser.

3.   KKR & Co. L.P. ("KKR") is an alternative asset manager that conducts its business through various subsidiaries, which include investment advisers and broker-dealers. KAM, a

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

subsidiary of KKR, is registered as an investment adviser under the Advisers Act and serves as the

Company's sub-adviser. CFA and KAM are not affiliated persons (as defined in the Act).

4. The KCM Companies are indirect, wholly- or majority-owned subsidiaries of KKR

and, from time to time, may hold various financial assets in a principal capacity (in such capacity,

the "Existing KKR Proprietary Accounts" and, together with any Future KKR Proprietary Account

(as defined below), the "KKR Proprietary Accounts")

5. Applicants seek an order ("Order") under sections 57(a)(4), and 57(i) of the Act and

rule 17d-1 under the Act to permit the Company, on one hand, and one or more Affiliated

Investors,[2] on the other hand, to participate in the same investment opportunities through a

proposed co-investment program where such participation would otherwise be prohibited under

section 57 of the Act (the "Co-Investment Program"). For purposes of the application, a "Co-

Investment Transaction" means any transaction in which the Company (or a Blocker Subsidiary, as

defined below) participated together with one or more Affiliated Investors in reliance on the Order.

"Potential Co-Investment Transaction" means any investment opportunity in which the Company

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[2] "Affiliated Investor" means (a) any Existing Affiliated Investor (as defined above under "Applicants"); (b) any Future KKR Proprietary Account; or (c) any Future Affiliated Fund. An Existing Affiliated Investor, other than KFN, is an entity (a) whose investment adviser is a KKR Affiliated Adviser; and (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. KFN is an exchange-listed specialty finance company that is externally advised by KAM. KFN is a holding company that engages in its specialty finance business through various wholly-owned subsidiaries that rely on one or more exemptions or exceptions from the definition of investment company. Thus, applicants state that KFN itself does not come within the definition of an investment company in section 3(a)(1) of the Act. Applicants do not believe that allowing the Company to co-invest with KFN raises any additional legal or policy issues because KFN is a client of KAM in the same way that Existing Affiliated Investors which rely on section 3(c)(1) or 3(c)(7) are clients of a KKR Affiliated Adviser. "Future KKR Proprietary Account" means an indirect, wholly- or majority-owned subsidiary of KKR that is formed in the future and, from time to time, may hold various financial assets in a principal capacity. "Future Affiliated Fund" means an entity (a) whose investment adviser is a KKR Affiliated Adviser or an investment adviser controlling, controlled by or under common control with KAM; and (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

(or a Blocker Subsidiary) could not participate together with one or more Affiliated Investors

without obtaining and relying on the Order.[3]

6.   Applicants anticipate that KAM or another KKR Affiliated Adviser (as defined

above under "Applicants") will periodically determine that certain investments KAM recommends

for the Company would also be appropriate investments for one or more Affiliated Investors. Such

a determination may result in the Company, on one hand, and one or more of the Affiliated

Investors, on the other hand, co-investing in certain investment opportunities. When considering

Potential Co-Investment Transactions for the Company, each of KAM and CFA (together, the

"Advisers"), will independently analyze and evaluate the investment opportunity as to its

appropriateness for the Company taking into consideration the Company's Objectives and

Strategies (as defined below).

7.   KAM would notify CFA of the Potential Co-Investment Transaction and KAM's

recommended allocation for the Company. CFA would review KAM's recommendation for the

Company and would have the ability to ask questions of KAM and request additional information

from KAM. If CFA approved the investment for the Company, the investment and all relevant

allocation information would then be presented to the Company's Board for its approval in

accordance with the conditions of the application.[4] Co-Investment Transaction will be

consummated only upon approval by a required majority of the directors of the Company eligible to

vote under section 57(o) of the Act (the "Eligible Directors") within the meaning of section 57(o)

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[3] All existing entities that currently intend to rely on the Order have been named as applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the application.

[4] Applicants state that both CFA and the Company's Board will be provided with all relevant information regarding KAM's proposed allocations to the Company and Affiliated Investors, including KKR Proprietary Accounts, as contemplated by the conditions of the application.

("Required Majority").[5] Applicants believe the investment process between KAM and CFA, prior to seeking approval from the Company's Board, is significant and provides for additional procedures and processes to ensure that the Company is being treated fairly in respect of Potential Co-Investment Transactions.

8. Applicants state that, in accordance with KAM's allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, KAM-advised funds, including the Company, based on each client's particular investment objective and strategies.[6] If the aggregate amount recommended by KAM to be invested by KAM-advised funds, including the Company, in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, a KKR Proprietary Account would not participate in the investment opportunity. If the aggregate amount recommended by KAM to be invested by KAM-advised funds, including the Company, in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a KKR Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity. Applicants note that a KKR Proprietary Account broker/dealer would generally seek to privately place such an investment opportunity to one or more unaffiliated third-parties before investing in the investment opportunity in a principal capacity.

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[5] Applicants state that no Independent Director will have a financial interest in any Co-Investment Transaction.

[6] Applicants note that KAM, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures. Applicants also state that KAM's allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. Applicants further state that, while each KAM client may not participate in each investment opportunity because, for example, the client's allocation would be less than its minimum investment size, over time each KAM client would participate in investment opportunities fairly and equitably. In the case of a Potential Co-Investment Transaction, KAM would apply its allocation policies and procedures in determining the proposed allocation for the Company as required under condition 2.

9.	With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Affiliated Investor and the Company in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Company's Board has approved the Company's participation in pro rata dispositions and follow-on investments as being in the best interests of the Company. If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Company's Eligible Directors. The Company's Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

10.	To allow for an independent review of co-investment activities, condition 4 states that the Board will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with the Company's then current Objectives and Strategies, but (2) were not made available to the Company. This record will include an explanation of why such investment opportunities were not offered to the Company. Presently, KAM's allocation procedures prohibit the Company from participating in Potential Co-Investment Transactions. As a result, KAM's allocation system reports investments in which the Company would have been able to invest but for it not having been granted the requested relief. If the requested relief is granted, KAM will amend its allocation procedures to allow the Company to invest in Potential Co-Investment Transactions in accordance with the conditions below. Applicants represent that KAM's allocation process is capable of tracking all of the information required to be delivered to the Board by condition 4 (as described above), which will be presented

to CFA and the Company's Board on a regular basis.

      11.   The Company may, from time to time, form a special purpose subsidiary (a "Blocker

Subsidiary") (a) whose sole business purpose is to hold one or more investments on behalf of the

Company; (b) that is wholly-owned by the Company (with the Company at all times holding,

beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the

Company's Board has the sole authority to make all determinations with respect to the Blocker

Subsidiary's participation under the conditions to this Application; (d) that does not pay a separate

advisory fee, including any performance-based fee, to any person; and (e) that is an entity that

would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. A Blocker

Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated

Investor because it would be a company controlled by the Company for purposes of Section

57(a)(4) and rule 17d-1. Applicants request that a Blocker Subsidiary be permitted to participate in

Co-Investment Transactions in lieu of the Company and that the Blocker Subsidiary's participation

in any such transaction be treated, for purposes of the Order, as though the Company were

participating directly. Applicants represent that this treatment is justified because a Blocker

Subsidiary would have no purpose other than serving as a holding vehicle for the Company's

investments and, therefore, no conflicts of interest could arise between the Company and the

Blocker Subsidiary. The Company's Board would make all relevant determinations under the

conditions with regard to a Blocker Subsidiary's participation in a Co-Investment Transaction, and

the Company's Board would be informed of, and take into consideration, any proposed use of a

Blocker Subsidiary in the Company's place. If the Company proposes to participate in the same

Co-Investment Transaction with any of its Blocker Subsidiaries, the Company's Board will also be

informed of, and take into consideration, the relative participation of the Company and the Blocker
Subsidiary.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from
participating in joint transactions with the BDC (or a company controlled by such BDC) in
contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, in
general, any person who is directly or indirectly controlling, controlled by, or under common
control with a BDC, is subject to section 57(a)(4). Section 57(i) of the Act provides that, until the
Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of
the Act applicable to registered closed-end investment companies will be deemed to apply to
transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under
section 57(a)(4), rule 17d-1 applies.

2.   Rule 17d-1 under the Act prohibits affiliated persons of a registered investment
company from participating in joint transactions with the company unless the Commission has
granted an order permitting such transactions. In passing upon applications under rule 17d-1, the
Commission considers whether the company's participation in the joint transaction is consistent
with the provisions, policies, and purposes of the Act and the extent to which such participation is
on a basis different from or less advantageous than that of other participants.

3.   Applicants submit that KAM and any Affiliated Investors that it advises could be
deemed to be persons related to the Company in a manner described by section 57(b) and therefore
prohibited by section 57(a)(4) and rule 17d-1 from participating in the Co-Investment Program. In
addition, because other KKR Affiliated Advisers are "affiliated persons" of KAM, Affiliated
Investors advised by any of them could be deemed to be persons related to the Company (or a

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company controlled by the Company) in a manner described by section 57(b) and also prohibited from participating in the Co-Investment Program. Finally, because KKR Proprietary Accounts are under common control with KAM and, therefore, are "affiliated persons" of KAM, KKR Proprietary Accounts could be deemed to be persons related to the Company (or a company controlled by the Company) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

4.   Applicants state that they expect that co-investment in portfolio companies by the Company and the Affiliated Investors will increase the number of favorable investment opportunities for the Company and that the Co-Investment Program will be implemented only if the Required Majority approves it on the basis that it would be advantageous to the Company.

5.   Applicants submit that the Required Majority's approval of each Co-Investment Transaction before investment, and other protective conditions set forth in the application, will ensure that the Company will be treated fairly. Applicants state that the Company's participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants further state that the terms and conditions of the application will ensure that all such transactions are reasonable and fair to the Company and the Affiliated Investors and do not involve overreaching by any person concerned, including CFA or KAM.

6.   Applicants acknowledge that some of the Affiliated Investors may not be funds advised by KAM or an affiliate because they are KKR Proprietary Accounts (*i.e.*, a KCM Company investing in a principal capacity). Applicants further acknowledge that previously ordered exemptive applications seeking similar co-investment relief have been limited to co-investment transactions between a BDC and its affiliated funds only. However, applicants do not believe these

KKR Proprietary Accounts should raise issues under the conditions of the application because, consistent with condition 14, KKR's and KAM's allocation policies and procedures provide that investment opportunities are offered to client accounts before they are offered to KKR Proprietary Accounts.

Applicants' Conditions:

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.   Each time KAM or an adviser to any Affiliated Investor considers a Potential Co-Investment Transaction for an Affiliated Investor that falls within the Company's then-current Objectives and Strategies,[7] the Advisers will make an independent determination of the appropriateness of the investment for the Company in light of the Company's then-current circumstances.

2.   a.   If the Advisers deem the Company's participation in any Potential Co-Investment Transaction to be appropriate for the Company, the Advisers will then determine an appropriate level of investment for the Company.

b.   If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Company and such Affiliated Investors, *pro rata* based on the ratio of the Company's capital available for investment in the asset class being allocated, on the one hand, and the Affiliated

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[7] "Objectives and Strategies" means the Company's investment objectives and strategies, as described in the Company's registration statement on Form N-2, other filings the Company has made with the Commission under the Securities Act of 1933, as amended (the "1933 Act"), or under the Securities and Exchange Act of 1934, as amended, and the Company's reports to shareholders.

Investors' capital available for investment in the asset class being allocated, on the other hand, to

the aggregated capital available for investment for the asset class being allocated of all parties

involved in the investment opportunity, up to the amount proposed to be invested by each. The

Advisers will provide the Eligible Directors with information concerning each party's available

capital to assist the Eligible Directors with their review of the Company's investments for

compliance with these allocation procedures.

      c.   After making the determinations required in conditions 1 and 2(a) above, the

Advisers will distribute written information concerning the Potential Co-Investment Transaction,

including the amount proposed to be invested by the Company and any Affiliated Investor to the

Eligible Directors for their consideration. The Company will co-invest with an Affiliated Investor

only if, prior to the Company's and the Affiliated Investors' participation in the Potential Co-

Investment Transaction, a Required Majority of the Eligible Directors concludes that:

      (i)   the terms of the Potential Co-Investment Transaction, including the

consideration to be paid, are reasonable and fair and do not involve overreaching in respect

of the Company or its shareholders on the part of any person concerned;

      (ii)   the Potential Co-Investment Transaction is consistent with:

      (a)   the interests of the Company's shareholders; and

      (b)   the Company's then-current Objectives and Strategies;

      (iii)   the investment by an Affiliated Investor would not disadvantage the

Company, and participation by the Company is not on a basis different from or less

advantageous than that of any Affiliated Investor; provided, that if an Affiliated Investor, but

not the Company, gains the right to nominate a director for election to a portfolio company's

board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority of the Eligible Directors from reaching the conclusions required by this condition 2(c)(iii), if:

(a)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

(b)   the Advisers agree to, and do, provide periodic reports to the Company's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(c)   any fees or other compensation that any Affiliated Investor or any affiliated person of an Affiliated Investor receives in connection with the right of the Affiliated Investor to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party's investment; and

(iv) the proposed investment by the Company will not benefit the Advisers or the Affiliated Investors or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.   The Company will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The Advisers will present to the Board, on a quarterly basis, a record of all investments made by the Affiliated Investors during the preceding quarter that fell within the Company's then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for follow-on investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which an Affiliated Investor or any affiliated person of an Affiliated Investor is an existing investor.

6.   The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for any Affiliated Investor. The grant to an Affiliated Investor, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.   a.   If any Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and any of the Affiliated Investors in a Co-Investment Transaction, the Advisers will:

(i)   notify the Company of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by the Company in the disposition.

b.   The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors.

c.   The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Company's Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Company's Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Advisers will provide their written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company's best interests.

d.   The Company and each of the Affiliated Investors will bear its own expenses in connection with the disposition.

8.   a.   If any Affiliated Investor desires to make a "follow-on investment" (*i.e.,* an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Company and any of the Affiliated Investors in a Co-Investment Transaction, the Advisers will:

(i)   notify the Company of the proposed transaction at the earliest

practical time; and

(ii)   formulate a recommendation as to the proposed participation,

including the amount of the proposed follow-on investment, by the Company.

b.   The Company may participate in such follow-on investment without

obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company

and each Affiliated Investor in such investment is proportionate to its outstanding investments in the

issuer immediately preceding the follow-on investment; (ii) the Company's Board has approved as

being in the best interests of the Company the ability to participate in follow-on investments on a

pro rata basis (as described in greater detail in this Application); and (iii) the Company's Board is

provided on a quarterly basis with a list of all follow-on investments made in accordance with this

condition. In all other cases, the Advisers will provide their written recommendation as to the

Company's participation to the Eligible Directors, and the Company will participate in such follow-

on investment solely to the extent that a Required Majority determines that it is in the Company's

best interests.

c.   If, with respect to any follow-on investment:

(i)   the amount of a follow-on investment is not based on the

Company's and the Affiliated Investors' outstanding investments immediately preceding the

follow-on investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested

by the Company in the follow-on investment, together with the amount proposed to be invested by

the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the

amount invested by each such party will be allocated among them *pro rata* based on the ratio of the

Company's capital available for investment in the asset class being allocated, on the one hand, and the Affiliated Investors' capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each.

      d.   The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9.   The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Affiliated Investors that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.   The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by a Required Majority of the Eligible Directors under section 57(f).

11.   No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any Affiliated Investor.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of

the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Advisers under the Company's and the Affiliated Investors' investment advisory agreements, be shared by the Company and the Affiliated Investors in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and Affiliated Investors on a *pro rata* basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided *pro rata* among the Company and the Affiliated Investors based on the amount they invest in the Co-Investment Transaction. None of the Affiliated Investors, the Advisers nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Company's and the Affiliated Investors' investment advisory agreements).

14.   The KKR Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Company and the other Affiliated Investors is less than the total investment opportunity.

15.   The Advisers and the advisers to the Affiliated Investors will maintain written

policies and procedures reasonably designed to ensure compliance with the foregoing conditions.

These policies and procedures will require, among other things, that each of KAM and CFA will be

notified of all Potential Co-Investment Transactions that fall within the Company's then-current

Objectives and Strategies and will be given sufficient information to make its independent

determination and recommendations under conditions 1, 2(a), 7 and 8.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary